

BnB
Say Goodbye to Online Travel Agents!
AT&T 11:11 AM 78%
BnB Chat
Taxes Included
1/10
$149
San Diego
ID# 123456
Live Chat
Send Email
Area Map
Make an Offer
2 Guests
2 Bedrooms
2 Beds
1.5 Baths
WIFI
Shower
Bathtub
Parking
A/C
Heater
TV
Fridge
More Info
BnB Chat is the only "Neutral" Vacation Rental Platform in the World whereby Hosts & Hotels can receive Direct Room Rental Payments of Visa, M/C, AMEX and Discover Card from Travelers without any Traveler Fees!







BnB
The Problem
AT&T 11:11 AM 78%
BnB Chat
Search
Destination, Keywords, Price, or ID Number
Listing Type
Number of Nights
Accommodations
Daily Room Rate or Swap
Any Pets? Yes
Any Children? No
Any Smokers? Yes
Wheelchair Access? No
Submit Search
Online Travel Agents Do Not Allow Direct Bookings.
Online Travel Agents Use Insta-Book to Control Room Rental Prices.
Online Travel Agents Do Not Allow Travelers to “Bid” on a Room.
Online Travel Agents Collect Host and Traveler Data.
Online Travel Agents Do Not Allow Unfiltered Communications Between Hosts and Travelers.
Online Travel Agents Charge Fees to List Vacation Rental Properties.
Online Travel Agents Do Not Allow Hosts to “Brand” their Vacation Rentals.



The Solution



- **BnB Chat Allows Direct Bookings Between Travelers and Hosts.**
- **BnB Chat Does Not Use Insta-Book to Control Room Rental Prices.**
- **BnB Chat Allows Travelers to "Bid" on a Room Prior to Any Booking Commitment.**
- **BnB Chat Does Not Collect Any Host or Traveler Data.**
- **BnB Chat Allows Unfiltered Communications Between Hosts and Travelers.**
- **BnB Chat Does Not Charge Any Fees to List Vacation Rental Properties.**
- **BnB Chat Allows Hosts to "Brand" Each Vacation Rental Property.**

Market Validation





Bed & Breakfasts



Houses



Mansions/Estates

We're in the Process of Uploading over 20,000 Vacation Rental Properties to BnB Chat!



Condos



Yachts



Boutique Hotels


BnB
Reservation System
Our Reservation System is a "Bid/Offer" System whereby the Traveler can change the Room Rental Price to Fit their Budget!
The Traveler Fills In the Reservation Form and Clicks On the Submit Button.
The Host is Emailed this Room Rental Offer for their Acceptance or Decline.
When an Offer is Accepted by a Host, the Traveler will receive a PayPal Credit Card Form and Pay the Host Directly with Visa, MC, AMEX or Discover.
Reservation
ID 123456
First Name
Robert
Last Name
Smith
Email Address
robsmith@gmail.com
Check In
12
24
18
Check Out
12
26
18
Suggested Room Rate
$
149
Total
$
398
Submit Rental Offer
Note: You may offer a lower room rate to a Lister if you're feeling lucky. Please allow several minutes for guest services to check their calendar for availability.
Room Reservation
ID 123456
Listing Name
Sunset House
First Name
Robert
Last Name
Smith
Email Address
robsmith@gmail.com
Check In
12
24
18
Check Out
12
26
18
Daily Room Rate
$
149
Total
$
398
Accept
Decline
Note: Your guest will receive an email confirmation of your decision.



U.S. Market Size

U.S. Vacation Rental Segment to Reach $44.3 Billion by 2019
with over 200 Million Users



Data Provided by Statista Ltd.



Global Market Size

Global Travel Gross Bookings Reached $1.6 Trillion in 2017 making it one of the fastest growing sectors in the world.



Deloitte & Touche LLP



Business Model

BnB Chat is <u>not</u> a Merchant Model Platform.

We receive a <u>2%</u> Service Fee on each transaction.

We allow each Host to use their own PayPal Account to accept <u>direct</u> room rental payments of Visa, MasterCard, AXEX and Discover Card without any third-party interference.

PayPal *Secure Payments*

   

5 Year Revenue Projection

Listings	Ave Fee	Bookings	Revenue
10K Year 1	$9	100	9M
20K Year 2	$9	100	18M
40K Year 3	$9	100	36M
80K Year 4	$9	100	72M
160K Year 5	$9	100	144M

(Average Fee is based on a 3 night stay @ $150 per night.)



Competition





13% to 20% Traveler Fees!

Do Not Allow Direct Bookings!

Collect User Data!

Do Not Allow Travelers to Bid on a Room!

Do Not Allow Hosts to Brand their Properties!









Competitive Advantage 🧐



BnB Chat is <u>not</u> a "Merchant Model" Platform!

- We <u>do not</u> use our own Corporate Merchant Credit Card Account to Process any Room Rental Bookings.

- Thus, we are <u>never</u> responsible for Collecting or Remitting any Transient Occupancy Taxes (TOT), Value Added Taxes (VAT), or User Data to any City, State, or Country Tax Authority.

- Expedia, which owns HomeAway and VRBO, recently disclosed that they are the subject of 80 lawsuits concerning years of unpaid TOT and VAT.

- The State of Hawaii recently filed a lawsuit against Airbnb for 10-years of back-TOT-taxes and Host & Traveler Data.

- Airbnb, HomeAway, VRBO, and Flipkey have all been conducting business in 34,000 cities and 200 countries over the past 10 years without paying their fair share of TOT and VAT.



Go-To-Market Strategy



••••○ AT&T 11:11 AM 78%
BnB Chat
Type
Apartment/Condo
Bed & Breakfast
Cabin/Guesthouse/Annex
House
Hostel
Hotel
Mansion/Villa
Boat/Yacht
Castle
Chalet/Cottage
Dorm
Earth-House
Lighthouse
Loft
RV/Airstream

Over the past 10 years, Airbnb, HomeAway, VRBO, and Flipkey have spent billions of dollars educating, training, and organizing the vacation rental market that has grown to more than 5 Million properties worldwide, which we consider "Low Hanging Fruit!"

Every Professional Property Manager, Real Estate Agent, Homeowner, and Innkeeper we've spoken with has been interested in adding their vacation rental inventory to BnB Chat as an alternative to high-priced platforms like Airbnb, HomeAway, VRBO, and Flipkey.


BnB
Travel Smart-Phone Usage
U.S. 48%
U.K. 45%
Germany 27%
France 44%
South Korea 53%
Japan 59%
India 87%
Brazil 67%
Australia 45%
The Percentage of Smart-Phone Users who are Comfortable with Booking their Travel Plans is Rapidly Growing Across the Globe, which presents a Big Opportunity for Mobile Platforms like BnB Chat.



About The CEO





Daniel Hall
Founder/CEO

- Over 30 years experience in database programming, graphic design, and development for iOS, Android, and internet applications.

- Over 40 years experience in advertising & direct response marketing via television, radio, print, social media, and internet.

- *B.S. Business Management Pepperdine University Malibu, California*



BnB
Use of Funds
We are looking for 12 months financing to upload 20,000 vacation rental properties from across to globe onto BnB Chat.
$200K
Initial Investment Opportunity
120K
Bookings Ave Fee $9
$1M
Revenue Over 12 Months
AT&T
11:11 AM
78%
BnB Chat
Taxes Included
1/10
$149
San Diego
ID# 123456
Live Chat
Send Email
Area Map
Make an Offer
2 Guests
2 Bedrooms
2 Beds
1.5 Baths
WIFI
Shower
Bathtub
Parking
A/C
Heater
TV
Fridge
More Info

